Via EDGAR

March 6, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Amy M. Starr
Chief, Office of Capital Markets Trends
Division of Corporation Finance

Re:	The Goldman Sachs Group, Inc.
424 Prospectuses relating to Registration Statement on Form S-3ASR
Filed September 19, 2011 (“Form S-3”)
File No. 333-176914

Dear Ms. Starr:

We are in receipt of the letter, dated February 21, 2013, from the staff of the Securities and Exchange Commission, regarding prospectuses under the above-referenced Form S-3ASR.  This will confirm that with respect to our prospectus supplements relating to our structured notes offerings we will comply with your comments in such letter and that we will continue to comply with your comments in your prior letter dated April 12, 2012.

Please feel free to call me (212-902-3761) if you have any questions about the foregoing.

Sincerely,

/s/ Kenneth L. Josselyn
Kenneth L. Josselyn
Associate General Counsel
The Goldman Sachs Group, Inc.